19008330

SEC Mail Processing Section
MAR 01 2019
Washington DC
416

E.B

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1400

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Jorajuria **(650) 472-3914**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Deloitte & Touche LLP

(Name – *if individual, state, last, first, middle name*)

555 Mission Street, Suite 1400 San Francisco		**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marie Jorajuria, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SharesPost Financial Corporation**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]
Signature

CEO/CCO
Title

Subscribed and sworn to before me
this ____ day of _________ 2019

SEE ATTACHED
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Francisco }

On February 27th 2019 before me, Matthew Green, notary public,
(Here insert name and title of the officer)

personally appeared Marieanne Jorajuria,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he/~~she/~~they~~ executed the same in ~~his/~~her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his/~~her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MATTHEW GREEN
Notary Public - California
San Francisco County
Commission # 2197213
My Comm. Expires May 14, 2021

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Sharespost Financial Corporation
(Title or description of attached document)

Financial Statements
(Title or description of attached document continued)

Number of Pages 6 Document Date 12/31/18

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ______________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, Marie Jorajuria , declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27th day of February, 2019, at

San Francisco, California.

(Signature of person signing)

Chief Executive Officer
(Title of person signing report)

SharesPost Financial Corporation
(Name of Licensee)

134596
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 8,465,568
Cash segregated and on deposit for regulatory purposes	2,144,627
Commissions receivable-net	348,762
Internally developed software-net	2,695,343
Other assets	417,816
Total Assets	$14,072,116

Liabilities and Shareholder's Equity

Liabilities:	
Accrued bonus compensation	$ 2,457,987
Payable to brokerage clients	871,939
Accrued interest on subordinated borrowings (See Note 8)	44,583
Accrued expenses and other liabilities	456,139
Due to affiliates	4,539,939
Subordinated borrowings (See Note 8)	1,500,000
Total Liabilities	9,870,587
Shareholder's equity:	
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding	105
Additional paid-in capital	4,719,539
Accumulated deficit	(518,115)
Total shareholder's equity	4,201,529
Total liabilities and shareholder's equity	$14,072,116

See Accompanying Notes to the Financial Statements

SharesPost Financial Corporation
Notes to Financial Statements
December 31, 2018

1. ORGANIZATION AND NATURE OF OPERATIONS

SharesPost Financial Corporation (the "**Company**"), is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

1. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated and on deposit for regulatory purposes —Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended December 31, 2018.

Internally Developed Software—Net—Capitalized internally developed software is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets of 4 years. The Company capitalizes the development of its back-office and client facing technologies in accordance with *ASC 350-40*, *Internal Use Software*. The Company internally develops and outsources the development of its technologies to various third parties and capitalizes costs incurred in the application development stage. Training, maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill and Other Intangibles—Goodwill was acquired through the purchase of a broker-dealer, which was later renamed to SharesPost Financial Corporation, and is recorded in other assets on the balance sheet at $55,000.

The Company evaluates goodwill for impairment on an annual basis and in periods when events or changes indicate the carrying value may not be recoverable. For the year ended December 31, 2018, the Company elected to perform a qualitative analysis to determine whether it was more likely than not that the fair value of its equity was less than the carrying value. As a result of this assessment, the Company determined that it was not necessary to perform a quantitative impairment test and concluded that its goodwill was not impaired as of December 31, 2018.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses, and tax credit

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of the operations in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the periods in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The company evaluates and accounts for uncertain tax positions in accordance with *ASC 740, Income Taxes*. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company is not currently under any income tax audits. The statute of limitations is closed for federal tax purposes for all years prior to December 31, 2015, and state tax purposes for all years prior to December 31, 2014.

Commissions—Commissions primarily consist of fees charged to the Company's clients for acting as a transaction specialist - introducing sellers and buyers of private company securities and facilitating transactions between such parties and the issuer. Commissions are generally charged to both the seller and buyer and are generally based on a percentage of the transaction size, which vary based on the size of transaction and are subject to negotiation on a per transaction basis with the transaction participants. Commission fees are recognized at the time the issuer notifies the Company and the transacting parties that the transaction has been completed.

Commission Sharing—Commission sharing consists of commission sharing and client referral agreements in which the Company pays a third party for the introduction of individuals or entities who are interested in either purchasing or selling securities in a private placement transaction. The Company recognizes the commission sharing expense at the time the corresponding revenue is earned. In accordance with *ASC 606-10-55 – Principal Versus Agent Considerations*, the Company has determined it appropriate to present the commission earned and expense incurred on a gross basis in the Statement of Operations as it is the primary obligor in the transaction.

2. NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Pronouncements ASU 2016-18 Statement of Cash Flows (Topic 230)

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230) Restricted Cash—a consensus of the FASB Emerging Issues Task Force ("ASU 2016-18"), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2018 and has been adopted by the Company.

The Company has material amounts of restricted cash and cash equivalents due to its business as a broker-dealer. As a result of the adoption, changes in cash and restricted cash included in the cash segregated and on deposit for regulatory purposes in the financial statements are now presented with changes in cash in the statement of cash flows

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's primary source of revenue, Commissions, falls within the scope of ASC 606.

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. The adoption of ASC 606 did not have a material impact on the Company's financial statements.

3. COMMISSIONS RECEIVABLE

On December 31, 2018, the Company had $406,427 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and clearing organizations and records an allowance for doubtful accounts, as needed. The allowance for doubtful accounts was $57,665 as of December 31, 2018.

4. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement with the Parent effective February 2017 (the "Services Agreement"). The Services Agreement allows the Parent to provide certain services to the Company and allocate certain direct expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company. All personnel are employees of the Parent. The Company also allocates from the Parent costs related to occupancy, including rent, technology, and communication as well as expenses related to professional services received. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed by management at least annually.

The Parent allocated the following amounts to the Company:

		December 31, 2018
Compensation and benefits	$	11,035,603
Occupancy		681,414
Technology development, network and communications		258,506
Professional Services		142,143
Total	$	12,117,666

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. None of the option awards granted or the related expenses of the Parent are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization. The equity awards are treated in this manner as they are indirect expenses of the Company.

On April 1, 2014, the Company entered into a non-exclusive placement agency agreement with an affiliate of the Parent and the Company (the "**Affiliate Placement Agreement**"). The Affiliate Placement Agreement allows the Company to act as a placement agent with respect to funds formed by the affiliate for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered by the Company, the affiliate pays the Company thirty-five percent (35%) of the net service fees received by the affiliate pursuant to the offering and operating agreements of the funds. For the year ended December 31, 2018, the amounts earned as placement fee revenue by

the Company pursuant to the terms of the Affiliate Placement Agreement was $9,468 which is included in Commissions.

An affiliate of the Company is an advisor to the SharesPost 100 Fund (the "**Fund**"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end, management investment company that is operated as an interval fund. The Fund invests in the equity securities of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the affiliate of the Parent. During 2018, the Company facilitated transactions in private company securities in which the Fund was the buyer of such securities. In accordance with policies established by the Fund, the Company is limited in the commission it may charge the seller it represents in transactions with the Fund. For 2018, the Company's commission charged to sellers was $1,008,587 and was no greater than 7.0% per transaction which is included in Commissions.

In 2018 the Company entered into Commission Agreements with an affiliated entity with respect to the purchase of private company shares. The Company earned commission of $997,975 which is included in Commissions Revenue.

5. INTERNALLY DEVELOPED SOFTWARE-NET

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be four years. On December 31, 2018, the Company had $2,695,343 in unamortized internally developed software.

	December 31, 2018
Beginning balance	$ 1,529,737
Additions	1,895,631
Disposals	-
Amortization	(730,025)
Ending balance	$ 2,695,343

Expected amortization expense for the next four years is as follows:

Year	Amortization
2019	$ 909,225
2020	880,890
2021	628,795
2022	241,774
2023	34,659
Total	$ 2,695,343

6. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2018 of $2,239,237.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2018 of $218,750.

7. SUBORDINATED BORROWINGS

To manage its regulatory capital, in May 2018, the Company entered into a subordinated loan agreement with the Parent in the amount of $1,500,000 pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. The agreement is subordinated to the claims of general creditors and to the extent these borrowings are required for continued compliance with minimum net capital requirements, they may not be repaid. Interest accrued on the subordinated borrowings was $44,583 at year end.

8. INCOME TAXES

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018.

At December 31, 2018, the Company had net deferred tax assets totaling $403,483. Under generally accepted accounting principles, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company files a consolidated federal tax return and combined California and New York state income tax returns with the Parent. The Company's income tax expense is computed on a separate company basis. For the year ended December 31, 2018, the Company reported net book income before tax of $1,033,968 and a tax expense of $399,361.

Components – Current and Deferred Tax Expense (Benefit):

	December 31, 2018
Current:	
Federal	$ 256,104
State	131,965
Total:	388,069
Deferred:	
Federal	14,898
State	(3,606)
Total:	11,292
Total Tax Expense (Benefit):	$ 399,361

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

	December 31, 2018
Deferred Tax Assets:	
Accrued Vacation	$ 27,304
Accrued Bonuses	124,352
California net operating loss	205,461
Internally developed software	82,351
Total Deferred Tax Assets:	439,468
Total Deferred Tax Liabilities:	
Accrued Bonus Sec. 481(a)	(35,985)
	(35,985)
Valuation Allowance	403,483
Total, Net Deferred Tax Asset (Liability):	$ -

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate to internally developed software amortized for tax over 60 months and amortized for book over 48 months, accrued vacation and bonuses to employees that is deductible for tax when paid. The Company provided a valuation allowance against its deferred tax assets at December 31, 2018 as the Company believes it will not realize its deferred tax assets based upon 2019 taxable income projections.

Uncertain Tax Positions:
The Company adopted the provisions of FASB ASC 740-10 on January 1, 2009. The adoption of FASB ASC 740-10 did not result in any changes to tax assets or liabilities or tax expense (benefit) as the Company believes that all tax positions taken on tax returns filed with taxing authorities are certain and satisfy the more likely than not of being sustained standard.

The Company's tax expense rate differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary rate differences result from providing for state income taxes, from non-deductible tax items such as meals, entertainment and penalties, and recording a valuation allowance against deferred tax assets. Tax expense was increased by $97,318 by booking a valuation allowance against deferred tax assets of $403,483 at December 31, 2018.

FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, segregated cash, commissions receivable, payable to brokerage clients, accrued expenses and other assets and liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 8,465,568	$ -	$ 8,465,568	$ -	$ 8,465,568
Cash segregated and on deposit for regulatory purposes	2,144,627	-	$ 2,144,627	-	2,144,627
Commissions receivable-net	348,762	-	$ 348,762	-	348,762
Other assets	362,816	-	$ 362,816	-	362,816
Total Assets	$ 11,321,773	$ -	$ 11,321,773	$ -	$ 11,321,773
Liabilities					
Accrued bonus compensation	$ 2,457,987	$ -	$ 2,457,987	$ -	$ 2,457,987
Payable to brokerage clients	871,939	-	$ 871,939	-	871,939
Accrued interest on subordinated borrowings	44,583	-	$ 44,583	-	44,583
Accrued expenses and other liabilities	456,139	-	$ 456,139	-	456,139
Due to affiliates	4,539,939	-	$ 4,539,939	-	4,539,939
Subordinated borrowings	1,500,000	-	$ 1,500,000	-	1,500,000
Total Liabilities	$ 9,870,587	$ -	$ 9,870,587	$ -	$ 9,870,587

9. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2018, the Company had net capital of $2,239,795, which was $1,989,795 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.3210 to 1. In 2018, the Parent contributed $1,200,000 of capital to the Company.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account

for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit; whereas, cash required to be segregated and on deposit for regulatory purposes at December 31, 2018 totaled $2,144,627. On January 2, 2019, the Company withdrew $872,688 from its segregated reserve bank accounts.

10. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

11. SUBSEQUENT EVENTS

Subsequent to year end the Company paid $2,000,000 to the Parent towards payment of services under its Services Agreement described in Note 5.